Exhibit 99.1

BYND CANNASOFT ENTERPRISES INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR SIX MONTHS ENDED JUNE 30, 2023

(EXPRESSED IN CANADIAN DOLLARS)

(UNAUDITED)

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the condensed consolidated interim financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditors have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of these condensed consolidated interim financial statements. Readers are cautioned that these statements may not be appropriate for their intended purposes.

August 8, 2023

BYND CANNASOFT ENTERPRISES INC.

Consolidated Interim Statements of the Financial Position

(Expressed in Canadian dollars)

(Unaudited)

As at	Notes	June 30, 2023	December 31, 2022

Assets
Cash		$792,025	$2,392,871
Amounts receivable	4	137,491	227,804
Prepaid expenses		445,957	825,563
Total Current Assets		1,375,473	3,446,238

Intangible assets	5	45,323,653	45,139,683
Property and equipment	6	1,247,251	1,317,287
Total Assets		$47,946,377	$49,903,208

Liabilities and Shareholders’ Equity
Liabilities
Trade payables and accrued liabilities	7	$288,069	$191,455
Deferred revenue	12	21,107	219,068
Long term loan – current portion	9	45,127	47,740
Total Current Liabilities		354,303	458,263

Long term loan	9	60,327	88,231
Liabilities for employee benefits	10	81,979	86,015
Total Liabilities		$496,609	$632,509

Shareholders’ equity
Share capital	11	$54,890,272	$54,806,522
Share purchase warrants reserve		639,879	639,879
Shares to be issued		41,871	41,875
Share-based payment reserve		588,762	570,446
Translation differences reserve		(21,346)	15,746
Capital reserve for re-measurement of defined benefit plan	10	15,135	13,279
Deficit		(8,704,805)	(6,817,048)
Total equity		$47,449,768	$49,270,699
Total Liabilities and Shareholders’ Equity		$47,946,377	$49,903,208

Nature of operations and going concern (Note 1)

These condensed consolidated interim financial statements were approved for issue by the Board of Directors on August 7, 2023 and signed on its behalf by:

“Yftah Ben Yaackov”	“Gabi Kabazo”
Director	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BYND CANNASOFT ENTERPRISES INC.

Consolidated Interim Statements of Income (Loss) and Comprehensive Income (Loss)

(Expressed in Canadian dollars)

(Unaudited)

		Three months ended June 30		Six months ended June 30
For the	Notes	2023	2022	2023	2022

Revenue	14	$251,047	$207,653	$671,682	$662,932
Cost of revenue	7,15	(184,808)	(169,996)	(288,500)	(270,164)
Gross profit		66,239	37,657	383,182	392,768

Consulting and marketing		1,669	1,405	1,669	6,188
Depreciation	5, 6, 7	3,102	8,745	6,134	17,838
General and admin expenses		287,909	345,395	570,748	509,883
Share-based compensation	13	15,750	39,670	18,316	125,192
Professional fees		799,324	91,861	1,476,191	243,155
		1,107,754	487,166	2,073,058	902,256

Loss before other loss		$(1,041,515)	$(449,509)	$(1,689,876)	$(509,488)

Other loss:
Foreign exchange loss		(102,236)	(5,505)	(156,014)	(115,330)
Finance expenses, net		(6,880)	(3,793)	(12,261)	(6,763)
		(109,116)	(9,298)	(168,275)	(122,093)

Loss before tax		$(1,150,631)	$(458,807)	$(1,858,151)	$(631,581)
Tax recovery (expense)		3,307	(14,579)	(29,606)	(7,088)
Loss for the period		$(1,147,324)	$(473,386)	$(1,887,757)	$(638,669)
Other comprehensive income (loss)
Items that may be reclassified to profit or loss
Remeasurement of a defined benefit plan, net		910	1,528	1,856	3,116
Exchange differences on translation of foreign operations		$(21,641)	$(17,367)	$(37,092)	$(24,860)
Other comprehensive loss for the period		$(20,731)	$(15,839)	$(35,236)	$(21,744)

Total comprehensive loss		$(1,168,055)	$(489,225)	$(1,922,993)	$(660,413)
Loss per share – basic and diluted		$(0.03)	$(0.02)	$(0.05)	$(0.02)
Weighted average shares outstanding – basic and diluted		37,899,090	29,564,733	37,895,781	29,564,733

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BYND CANNASOFT ENTERPRISES INC.

Consolidated Interim Statements of Changes in Shareholders’ Equity

(Expressed in Canadian dollars)

(Unaudited)

	Number of shares	Share capital	Shares to be issued	Share purchase warrants reserve	Translation differences reserve	Share- based payment reserve	Capital reserve for re-measurement of defined benefit plan	Retained earnings (Deficiency)	Total
		$	$	$	$	$	$	$	$

Balance, January 1, 2022	29,479,100	10,843,471	81,967	639,879	27,455	550,517	9,444	(5,152,364)	7,000,369
Proceeds for shares issued from exercise of stock options	150,000	123,000	-	-	-	-	-	-	123,000
shares to be issued for services	-	-	41,875	-	-	-	-	-	41,875
Proceeds for shares issued	40,983	122,950	(81,967)						40,983
Share-based payments	-	-	-	-	-	125,192	-	-	125,192
Loss for the period	-	-	-	-	-	-	-	(638,669)	(638,669)
Other comprehensive loss for the period	-	-	-	-	(24,860)	-	3,116	-	(21,744)
Balance at June 30, 2022	29,670,083	11,089,421	41,875	639,879	2,595	675,709	12,560	(5,791,033)	6,671,006

Balance at January 1, 2023	37,855,932	54,806,522	41,875	639,879	15,746	570,446	13,279	(6,817,048)	49,270,699
Loss for the period	-	-	-	-	-	-	-	(1,887,757)	(1,887,757)
Shares issued for services	13,454	83,750	(41,875)	-	-	-	-	-	41,875
Share-based payments	-	-	-	-	-	18,316	-	-	18,316
Shares to be issued for services	-	-	41,871	-	-	-	-	-	41,871
Other comprehensive loss for the period	-	-	-	-	(37,092)	-	1,856	-	(35,236)
Balance at June 30, 2023	37,899,386	54,890,272	41,871	639,879	(21,346)	588,762	15,135	(8,704,805)	47,449,768

The accompanying notes are an integral part of these condensed consolidated financial statements.

BYND CANNASOFT ENTERPRISES INC.

Consolidated Interim Statements of Cash Flows

For the six months ended June 30, 2023 and 2022

(Expressed in Canadian dollars)

(Unaudited)

As at	June 30, 2023	June 30, 2022

Operating activities:
Loss for the period	$(1,887,757)	$(638,669)
Non-working capital adjustments:
Finance expense	1,883	2,676
Share-based compensation	18,316	167,067
Depreciation	6,741	17,838
Shares issued for services	83,746	-
Unrealized foreign exchange loss	162,018	101,095
Working capital adjustments:
Change in amount receivables	90,313	38,747
Change in trade payables and accrued liabilities	96,614	141,606
Change in deferred revenue	(197,961)	(2,586)
Change in prepaid expenses	379,606	(152,391)
Change in benefits to employees	(2,180)	(4,709)
Net cash used in operating activities	(1,248,661)	(329,326)

Investing activities:
Purchase of property and equipment	(2,344)	(656,659)
Disposal of property and equipment	-	1,500
Investment in intangible assets	(287,023)	(509,779)
Net cash used in investing activities	(289,367)	(1,164,938)

Financing activities:
Proceeds from exercise of stock options		123,000
Proceeds from private placements	-	40,983
Proceeds (repayment of) from long term loan	(23,063)	(23,174)
Net cash provided by (used in) financing activities	(23,063)	140,809

Net Decrease in cash	$(1,561,091)	$(1,353,455)
Effect of foreign exchange rate changes	(39,755)	(124,030)
Cash at beginning of period	2,392,871	5,509,984
Cash at end of period	$792,025	$4,032,499

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BYND CANNASOFT ENTERPRISES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2023

(Expressed in Canadian dollars)

(Unaudited)

NOTE 1 – NATURE OF OPERATIONS AND GOING CONCERN

BYND Cannasoft Enterprises Inc. (the “Company” or “BYND Cannasoft”) is a Canadian company which was amalgamated under the Business Corporations Act (British Columbia) on March 29, 2021. The Company’s registered address is 2264 East 11th Avenue, Vancouver, Canada.

The Company currently operates only in Israel and through its subsidiaries (i) develops, markets and sells a proprietary client relationship management software known as “Benefit CRM” and its new Cannabis CRM platform, (ii) manages the construction, licensing and operation of a cannabis farm and indoor cannabis growing facility, and (iii) develops the EZ-G device, a unique, patent-pending device that, combined with proprietary software (provisional application), regulates the flow of low-concentration CBD oils into the soft tissues of the female sexual organs.

On March 29, 2021, the Company completed the business combination transactions with BYND – Beyond Solutions Ltd. (“BYND”) (note 3). As a result of the business combination transactions, BYND became a wholly owned subsidiary of the Company. This transaction is accounted for as a reverse asset acquisition of the Company by BYND (“RTO”) (note 3).

On September 22, 2022, the Company and the former shareholder of Zigi Carmel Initiatives and Investments Ltd. (“ZC”) entered into a share exchange agreement, whereby the Company would acquire 100% ownership interest in ZC from the former shareholder in exchange for 7,920,000 common shares of the Company. The share exchange agreement was executed and fully completed on September 22, 2022

These condensed interim consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and the statement of financial position classifications used, that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

BYND CANNASOFT ENTERPRISES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2023

(Expressed in Canadian dollars)

(Unaudited

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES AND JUDGMENTS

a. Basis of presentation and statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Issues Committee (“IFRIC”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34 Interim Financial Reporting.

The notes presented in these condensed consolidated interim financial statements include only significant events and transactions occurring since the Company’s last fiscal year end and they do not include all of the information required in the Company’s most recent annual consolidated financial statements. Except as noted below, these condensed consolidated interim financial statements follow the same accounting policies and methods of application as the Company’s annual financial statements and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2022, which were prepared in accordance with IFRS as issued by IASB. There have been no significant changes in judgement or estimates from those disclosed in the consolidated financial statements for the year ended December 31, 2022.

b. Basis of Consolidation

The condensed consolidated interim financial statements incorporate the financial statements of the Company and of its wholly owned subsidiaries, BYND, Zigi Carmel and B.Y.B.Y.. B.Y.B.Y is owned directly through BYND and 24% of the shares of B.Y.B.Y. are held by a related party in trust for the Company for the purpose to comply with Israeli Cannabis Laws regarding the ownership of medical cannabis license rights.

A subsidiary is an entity over which the Company has control, directly or indirectly, where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. A subsidiary is consolidated from the date upon which control is acquired by the Company and all intercompany transactions and balances have been eliminated on consolidation.

c. Basis of Measurement

The condensed consolidated interim financial statements were prepared based on the historical costs, except for financial instruments classified as fair value through profit and loss (“FVTPL”) and assets or liabilities for employee benefits, which are stated at their fair value. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

d. Currency of Operation and Currency of Presentation

The condensed consolidated interim financial statements are presented in Canadian dollars. The functional currency of the Company is Canadian dollars, and the functional currency of its subsidiaries is the New Israeli Shekel (“NIS”). NIS represents the main economic environment in which the subsidiaries operate.

BYND CANNASOFT ENTERPRISES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2023

(Expressed in Canadian dollars)

(Unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES AND JUDGMENTS (continued)

e. Significant estimates and assumptions

The preparation of these condensed consolidated interim financial statements in accordance with IFRS requires the Company to use judgment in applying its accounting policies and make estimates and assumptions about reported amounts at the date of the financial statements and in the future. The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

Income taxes

Provisions for income taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these income tax provisions at the end of each reporting period. However, it is possible that at some future date an additional liability could result from audits by tax authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made. Deferred tax assets are recognized when it is determined that the company is likely to recognize their recovery from the generation of taxable income.

Useful lives of property and equipment

Estimates of the useful lives of property and equipment are based on the period over which the assets are expected to be available for use. The estimated useful lives are reviewed annually and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence, and legal or other limits on the use of the relevant assets. In addition, the estimation of the useful lives of the relevant assets may be based on internal technical evaluation and experience with similar assets. It is possible, however, that future results of operations could be materially affected by changes in the estimates brought about by changes in the factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of the equipment would increase the recorded expenses and decrease the non-current assets.

Convertible debentures

The identification of convertible note components is based on interpretations of the substance of the contractual arrangement and therefore requires judgement from management. The separation of the components affects the initial recognition of the convertible debenture at issuance and the subsequent recognition of interest on the liability component. The determination of the fair value of the liability is also based on a number of assumptions, including contractual future cash flows, discount rates and the presence of any derivative financial instruments.

BYND CANNASOFT ENTERPRISES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2023

(Expressed in Canadian dollars)

(Unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES AND JUDGMENT (continued)

e. Significant estimates and assumptions (continued)

Other Significant Judgments

The preparation of financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies. The most significant judgments in applying the Company’s financial statements include:

●	the assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty;
●	the classification of financial instruments;
●	the assessment of revenue recognition using the five-step approach under IFRS 15 and the collectability of amounts receivable; and
●	the determination of the functional currency of the company.

NOTE 3 – ACQUISITIONS

Acquisition of Zigi Carmel

On September 22, 2022, the Company and the former shareholder of Zigi Carmel Initiatives and Investments Ltd. (“ZC”) entered into a share exchange agreement, whereby the Company would acquire 100% ownership interest in ZC from the former shareholder in exchange for 7,920,000 common shares of BYND. The share exchange agreement was executed and fully completed on September 22, 2022.

The acquisition of ZC has been accounted for as asset acquisition according to IFRS 2 Share-based Payment as the acquired assets and liabilities do not constitute a business under IFRS 3 Business Combinations. The transaction price of the acquisition was measured according to the fair value of the common shares given in consideration for the assets and liabilities assumed from the acquisition, with equity increased by the corresponding amount equal to the total fair value of the common shares given. As a result, the acquisition was recorded with the consideration as detailed in the table below:

Consideration transferred:	$
Value allocated to shares issued (7,920,000 shares at $5.40 per share)	42,768,000

Fair value of assets and liabilities acquired:
Investments	137,811
Intangible asset – patents pending	42,768,000
Shareholder loan	(137,811)
42,768,000

The intangible asset acquired in the acquisition of ZC is attributed to 2 patents pending for a therapeutic device (the “EZ-G” device) owned by ZC. The company has determined that the patents pending shall not be amortized until they are approved and then will be amortized over the course of their life.

BYND CANNASOFT ENTERPRISES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2023

(Expressed in Canadian dollars)

(Unaudited)

NOTE 3 – ACQUISITIONS (continued)

Acquisition of B.Y.B.Y.

On October 1, 2020, BYND and the former shareholders of B.Y.B.Y. entered into a share exchange agreement, whereby BYND would acquire 74% ownership interest in B.Y.B.Y from the former shareholders in exchange for 54.58% ownership interest in BYND. One of the former shareholders would hold the remaining 26% ownership interest in B.Y.B.Y. in trust for BYND, for the purpose to comply with Israeli Cannabis Laws regarding the ownership of medical cannabis license rights. The share exchange agreement was executed and held in escrow, and the share exchange was fully completed on March 29, 2021.

The acquisition of B.Y.B.Y. has been accounted for as asset acquisition according to IFRS 2 Share-based Payment as the acquired assets and liabilities do not constitute a business under IFRS 3 Business Combinations. The fair value of the common shares given in consideration were not readily determinable, the transaction price of the acquisition was measured by the fair value of the assets and liabilities assumed from the acquisition, with equity increased by the corresponding amount equal to the total fair value of the assets and liabilities assumed. As a result, the acquisition was recorded with the consideration as detailed in the table below:

Consideration transferred:	$
Value allocated to 9,832,495 shares issued	840,941

Fair value of assets and liabilities acquired:
Amount receivable	3,759
Intangible asset	850,000
Trade payable and other liabilities	(12,818)
840,941

The intangible asset acquired in the acquisition of B.Y.B.Y. is attributed to the primary growing license for medical cannabis in Israel held by B.Y.B.Y.. The company has determined that the license shall not be amortized, but rather will be tested for impairment at least annually or when there are any further indicators of impairment.

Reverse Takeover of BYND Cannasoft

On December 16, 2019, BYND entered into a Business Combination Agreement (“BCA”) with 1232986 B.C. Ltd. (“NumberCo”), Lincoln Acquisitions Corp. (“Lincoln”) and the shareholders of BYND. Pursuant to the terms of the BCA: (i) Lincoln and NumberCo would amalgamate to form a new company to be named “BYND Cannasoft Enterprises Inc.” (the “Company” or “BYND Cannasoft”), and (ii) the Company would acquire all of the issued and outstanding shares of BYND from its shareholders in exchange for a pro rated number of shares of BYND Cannasoft (the “Share Exchange Transaction” and together with the Amalgamation Transaction, the “Business Combination Transactions”).

BYND CANNASOFT ENTERPRISES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2023

(Expressed in Canadian dollars)

(Unaudited)

NOTE 3 – ACQUISITIONS (continued)

Reverse Takeover of BYND Cannasoft (continued)

On March 29, 2021, the Company issued an aggregate of 18,015,883 common shares to BYND shareholders in consideration for all the 1,761 shares issued and outstanding of BYND. Upon completion of the Share Exchange, BYND became a wholly-owned subsidiary of the Company, and the Company continued to carry out the business operations of BYND.

As a result of the Share Exchange, BYND is deemed to be the acquirer for accounting purposes (“Reverse Takeover”) and therefore its assets, liabilities and operations are included in the consolidated interim financial statements at their historical carrying value, with the operations of the Company being included from March 29, 2021, the closing date of the Reverse Takeover, and onwards.

At the time of the reverse takeover, the Company did not constitute a business as defined under IFRS 3 Business Combination; therefore, the Reverse Takeover of the Company by BYND is accounted for under IFRS 2 Share-based Payments. The transaction price of the acquisition was measured by reference to the fair value of the shares issued in the acquisition because the fair value of the listing service BYND received could not be reliably measured. As a result, the consideration was first allocated to the identifiable assets and liabilities based on their fair values, and the difference between the consideration given to acquire the Company and the fair values of the identifiable assets and liabilities acquired by BYND is recorded as a listing expense to profit and loss. The fair value of the consideration issued to acquire the Company is as follows:

Consideration transferred:	$
Fair value of shares retained by former BYND Cannasoft shareholders (6,269,117 shares at $0.82 per share)	5,140,676
Forgiveness of BYND debt	(276,210)
Total consideration transferred	4,864,466
Fair value of identifiable assets and liabilities acquired:
Cash	494,144
Amount receivable	1
Trade payable and other liabilities	(24,069)
Total net assets acquired	470,076
Listing expense	4,394,390

NOTE 4 – AMOUNTS RECEIVABLES

	June 30, 2023	December 31, 2022
Trades receivable	$126,852	$136,274
Income tax advances	9,830	90,528
Due from shareholders	809	1,002
	$137,491	$227,804

BYND CANNASOFT ENTERPRISES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2023

(Expressed in Canadian dollars)

(Unaudited)

NOTE 5 – INTANGIBLE ASSETS

The Company’s intangible assets relate to the proprietary Cannabis CRM software the Company is Developing, Patents pending for the EZ-G device (Note 3) as well as the primary growing license for medical cannabis in Israel (Note 3). The Additions for the Software include cost of wages of the software developers for the time they spend on developing the Cannabis CRM software.

The additions for the Patents include the fair value attributed to the Patents upon the acquisition of ZC as well as transaction and other costs in the amount of $221,018.

	Software	License	Patents	Total
Cost
Balance, December 31, 2021	$450,429	$850,000	$-	$1,300,429
Additions	910,197	-	42,961,382	43,871,579
Translation differences	(32,325)	-	-	(32,385)
Balance, December 31, 2022	1,328,301	850,000	42,961,382	45,139,683
Additions	249,852	-	37,171	287,023
Translation differences	(103,053)	-	-	(103,053)
Balance, June 30, 2023	$1,475,100	$850,000	42,998,553	$45,323,653

Accumulated depreciation
Balance, December 31, 2021	$-	$-	-	$-
Depreciation	-	-	-	-
Balance, December 31, 2022	-	-	-	-
Depreciation	-	-	-	-
Balance, June 30, 2023	$-	$-	-	$-

Net book value
At December 31, 2022	$1,328,301	$850,000	42,961,382	$45,139,683
At June 30, 2023	$1,475,100	$850,000	42,998,553	$45,323,653

BYND CANNASOFT ENTERPRISES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2023

(Expressed in Canadian dollars)

(Unaudited)

NOTE 6 – PROPERTY AND EQUIPMENT

	Computers & Equipment	Vehicles	Furniture & Equipment	Capital Work In Progress	Total

Cost
Balance, January 1, 2022	$31,944	$192,482	$35,414	$390,059	$649,899
Additions	460	-	-	938,175	938,635
Disposals	(1,500)	-	-	-	(1,500)
Translation differences	(1,885)	(11,430)	(2,104)	(27,037)	(42,456)
Balance, December 31, 2022	29,019	181,052	33,310	1,301,197	1,544,578
Additions	5,174	-	844	722	6,740
Disposals	-	-	-	-	-
Translation differences	(2,077)	(12,539)	(2,344)	(68,947)	(85,907)
Balance, June 30, 2023	$32,116	$168,513	$31,810	$1,232,972	$1,465,411

Accumulated depreciation
Balance as of January 1, 2022	$26,794	$150,219	$29,645	-	$206,658
Depreciation	2,399	28,405	2,297	-	33,101
Translation differences	(1,605)	(9,089)	(1,774)	-	(12,468)
Balance, December 31, 2022	27,588	169,535	30,168	-	227,291
Depreciation	943	4,807	1,159	-	6,909
Translation differences	(1,946)	(11,954)	(2,140)	-	(16,040)
Balance, June 30, 2023	$26,585	$162,388	$29,187	-	$218,160

Net book value
At December 31, 2022	$1,431	$11,517	$3,142	$1,301,197	$1,317,287
At June 30, 2023	$5,531	$6,125	$2,623	$1,232,972	$1,247,251

During the six months ended June 30, 2023, depreciation of $775 (2022 - $1,464) related to computer and equipment is included in cost of revenue.

As at June 30, 2023 and December 31, 2022 the Company’s Capital work in progress relates to the ongoing investment in the future medical cannabis cultivation facility in Moshav Kochav Michael, Israel which includes permits, design, software development and IT infrastructure.

The Company considered indicators of impairment at December 31, 2022 and 2021. The Company did not record any impairment loss during the years ended December 31, 2022 and 2021.

BYND CANNASOFT ENTERPRISES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2023

(Expressed in Canadian dollars)

(Unaudited)

NOTE 7 – TRADE PAYABLES AND ACCRUED LIABILITIES

	June 30, 2023	December 31, 2022
Trades payable	$9,700	$40,241
Due to related parties	198,415	37,094
VAT, income and dividend taxes payable	11,558	43,703
Salaries payable	68,396	70,417
	$288,069	$191,455

NOTE 8– RELATED PARTY TRANSACTIONS BALANCES

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of members of the Company’s Board of Directors and corporate officers. The remuneration of directors and key management personnel, not including normal employee compensation, made during the six months ended June 30, 2023 and the six months ended June 30, 2022 is set out below:

	June 30, 2023	June 30, 2022
salary (cost of sales)	122,036	127,637
consulting (capital work in progress)	-	75,510
salary (intangible asset – software)	93,278	386,087
consulting (professional fees)	96,200	57,000
salary (general and administrative expenses)	286,715	128,750
	$598,229	$774,984

As at June 30, 2023, $809 was owed from shareholders of the company (December 31, 2022– $1,002). Amounts owed were recorded in amounts receivable are non-interest bearing and unsecured.

As at June 30, 2023, $198,415 was owed to directors of the Company (December 31, 2022– $37,094). Amounts due were recorded in accounts payable are non-interest bearing and unsecured.

NOTE 9 – LONG TERM LOAN

During the year ended December 31, 2020, the Company secured a term loan with a principal amount of $179,224 (NIS 500,000) from an Israeli bank. The loan bears interest at the rate of 3.14% per annum and matures on September 18, 2025. The loan is subject to 48 monthly payments commencing October 18, 2021. $8,961 (NIS 25,000) was deposited in the bank as security for the loan.

BYND CANNASOFT ENTERPRISES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2023

(Expressed in Canadian dollars)

(Unaudited)

NOTE 9 – LONG TERM LOAN (continued)

The activities of the long term loan during the six month ended June 30, 2023 are as follows:

	June 30, 2023	December 31, 2022
Balance, opening	$135,971	$192,651
Repayments	(23,063)	(46,561)
Interest expense, accrued	1,883	4,977
Translation difference	(9,337)	(15,096)
Balance, ending	105,454	135,971
Less:
Long term loan – current portion	45,127	47,740
Long term loan	$60,327	$88,231

The undiscounted repayments for each of the next three years and in the aggregate are:

Year ended	Amount
December 31, 2023	$22,389
December 31, 2024	45,831
December 31, 2025	35,317
$103,537

NOTE 10 – EMPLOYEE BENEFITS

The severance pay liability constitutes a defined benefit plan and was calculated using actuarial assumptions. In measuring the present value of the defined benefit obligation and the current service costs the projected unit credit method was used.

a. Plan assets (liability)

Information on the Company’s defined benefit pension plans and other defined benefit plans, in aggregate, is summarized as follows:

	June 30, 2023	December 31, 2022
Defined benefit plan liabilities	$(81,979)	$(86,015)
Less: fair value of plan assets or asset ceiling	-	-
	$(81,979)	$(86,015)

BYND CANNASOFT ENTERPRISES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2023

(Expressed in Canadian dollars)

(Unaudited)

NOTE 10 – EMPLOYEE BENEFITS (continued)

b. Changes in the present value of the defined benefit plan liability

The following are the continuities of the fair value of plan assets and the present value of the defined benefit plan obligations:

	June 30, 2023	December 31, 2022
Balance, opening	$(86,015)	$(87,058)
Recognized in profit this year:
Interest costs	(950)	(1,964)
Current service cost	(2,913)	(6,023)
Recognized in other comprehensive profit:
Actuary loss for change of assumptions	1,856	3,835
Translation differences	6,043	5,195
Balance, ending	$(81,979)	$(86,015)

The actual amount paid may vary from the estimate based on actuarial valuations being completed, investment performance, volatility in discount rates, regulatory requirements and other factors.

c. Major assumptions in determining the defined benefit plan liability

The principal actuarial assumptions used in calculating the Company’s defined benefit plan obligations and net defined benefit plan cost for the year were as follows (expressed as weighted averages):

	June 30, 2023	December 31, 2022
Capitalization rate	2.73%	2.73%
Salary growth rate	0%	0%
Retirement rate	5%	5%

NOTE 11 – SHARE CAPITAL

Authorized

Unlimited number of common shares without par value.

Issued

As at June 30, 2023 37,899,386 common shares were issued and outstanding.

During the six months ended June 30, 2023

On January 3, 2023, the Company issued 6,727 common shares to two directors following the vesting of RSU’s.

On April 4, 2023, the Company issued 6,727 common shares to two directors following the vesting of RSU’s.

On April 27, 2023, the Company granted 43,847 RSU’s to two directors, the RSUs will vest over one year.

BYND CANNASOFT ENTERPRISES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2023

(Expressed in Canadian dollars)

(naudited)

NOTE 11 – SHARE CAPITAL (continued)

During the six months ended June 30, 2022

On January 13, 2022, the Company completed a non-brokered private placement financing wherein it raised $122,950 through the issuance of 40,983 common shares at a price of $3.00 per share.

On May 3, 2022, 150,000 stock options were exercised to common shares for total proceeds of $123,000.

Stock options

The Company has a stock option plan to grant incentive stock options to directors, officers, employees and consultants. Under the plan, the aggregate number of common shares that may be subject to option at any one time may not exceed 10% of the issued common shares of the Company as of that date, including options granted prior to the adoption of the plan. The exercise price of these options is not less than the Company’s closing market price on the day prior to the grant of the options less the applicable discount permitted by the CSE. Options granted may not exceed a term of five years.

A summary of the stock options outstanding for the six months ended June 30, 2023 are summarized as follows:

	Number of Options	Weighted Average Exercise Price
Outstanding at January 1, 2022	-	-
Granted during the period	895,000	1.16
Exercised during the period	(290,000)	$0.82
Granted during the period	10,000	$6.20
Outstanding at December 31, 2022	615,000	$1.41
Exercisable at December 31, 2022	612,500	$1.39
Granted during the period	10,000	$3.82
Outstanding at June 30, 2023	625,000	$1.44
Exercisable at June 30, 2023	615,000	$1.41

Additional information regarding stock options outstanding as of June 30, 2023, is as follows:

BYND CANNASOFT ENTERPRISES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2023

(Expressed in Canadian dollars)

(Unaudited)

NOTE 11 – SHARE CAPITAL (continued)

Outstanding		Exercisable
Number of stock options	Weighted average remaining contractual life (years)	Weighted Average Exercise Price	Number of stock options	Weighted Average Exercise Price

250,000	2.75	$0.82	250,000	$0.82
240,000	3.00	$1.22	240,000	$1.22
115,000	3.33	$2.65	115,000	$2.65
10,000	4	$6.20	10,000	$6.20
10,000	4.83	$3.82	-	-

625,000	3.01	$1.44	615,000	$1.41

During the year ended December 31, 2021, there were 780,000 stock options granted to the directors and officers of the Company with an exercise price of $0.82 per share. The options are exercisable for a period five years from the grant date and are subject to the following vesting schedule: 25% upon listing of the Company’s shares on the Canadian Stock Exchange, 25% on 90 days thereafter, 25% on 180 days thereafter and the remainder on 270 days thereafter. In addition,

240,000 stock options were granted to a director of the Company with an exercise price of $1.22 per share and 115,000 stock options were granted to a director of the Company with an exercise price of $2.65 per share.

During the year ended December 31, 2022, there were 10,000 stock options granted to a director of the Company with an exercise price of $6.20 per share and 290,000 stock options were exercised to shares.

During the period ended June 30, 2023, there were 10,000 stock options granted to a director of the Company with an exercise price of $3.82 per share.

As at December 31, 2022, 612,500 of these stock options were vested (June 30, 2023 – 615,000). During the year ended December 31, 2021, the Company recorded $550,517 in share-based payment expense. During the year ended December 31, 2022, the Company recorded $153,909 in share-based payment expense.

During the period ended June 30, 2023, the Company recorded $18,316 in share-based payment expense.

Details of the fair value of options granted and the assumptions used in the Black-Scholes option pricing model are as follows:

	2023	2022
Weighted average fair value of options granted	$2.73	$3.96
Risk-free interest rate	3.09%	3.56%
Estimated life (in years)	5	5
Expected volatility	91.33%	75.91%
Expected dividend yield	0%	0%

BYND CANNASOFT ENTERPRISES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2023

(Expressed in Canadian dollars)

(Unaudited)

NOTE 12 – REVENUE AND DEFERRED REVENUE

	June 30, 2023	June 30, 2022
Software development	$406,391	$372,439
Software license	200,652	212,607
Software supports	28,051	39,444
Cloud hosting	31,137	33,646
Others	5,451	4,796
	$671,682	$662,932

The Company recognized revenues from contracts with customers in accordance with the following timing under IFRS 15:

	June 30, 2023	June 30, 2022
Revenue recognized over time	$471,030	$450,325
Revenue recognized at a point of time	200,652	212,607
	$671,682	$662,932

Deferred revenue represents contract liabilities for customer payments received related to services yet to be provided subsequent to the reporting date. Significant changes in deferred revenue are as follows:

	June 30, 2023	December 31, 2022
Deferred revenue, beginning	$219,068	$30,046
Customer payments received attributable to contract liabilities for unearned revenue	17,677	263,404
Revenue recognized from fulfilling contract liabilities	215,638	74,381
Deferred revenue, ending	$21,107	$219,068

The Company derives significant revenues from one customer, which exceeds 10% of total revenues. Revenues earned from that customer were 82% of total revenues for the period ended June 30, 2023 (Six months ended June 30, 2022 – 86%)

NOTE 13 – COST OF REVENUE

Cost of revenue incurred are comprised of the following:

	June 30, 2023	June, 2022
Salaries and benefits	$262,845	$255,037
Software and other	24,880	13,663
Depreciation	775	1,464
	$288,500	$270,164

BYND CANNASOFT ENTERPRISES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2023

(Expressed in Canadian dollars)

(Unaudited)

NOTE 14 – SUBSEQUENT EVENTS

On July 4, 2023, the Company issued 10,961 common shares to two directors following the vesting of RSU’s.

On July 19, 2023 the Company announced the closing of a firm commitment underwritten public offering with gross proceeds to the Company of approximately US$2.6 million, before deducting underwriting discounts and other estimated expenses payable by the Company. The base offering consisted of 1,733,334 common shares at a price to the public of US$1.50 per share. The Company intends to use the net proceeds from this offering primarily for product design and manufacturing, sales and marketing campaigns, patent prosecution and working capital.

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